FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES THE CLOSING OF US$910 MILLION LONG TERM FINANCING FOR THE LA YESCA HYDROELECTRIC PROJECT

Mexico City, April 7, 2008 – Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) announced today that the Constructora de Proyectos Hidroeléctricos, S.A. de C.V. (CPH) consortium, in which ICA holds a 67% interest, closed the US$910 million long term financing for the La Yesca Hydroelectric Project.

The US$910 million syndicated loan, leadered by WestLB New York Branch, matures in the second quarter of 2012, which is the expected delivery date for the Project. It will be amortized in two payments: the first on the date of the Provisional Acceptance of the first turbogenerating unit by the Federal Electricity Commission (CFE), and the second upon the conclusion of the Project.

Alonso Quintana, Chief Financial Officer of ICA, noted: “This is the largest financing ever concluded in Mexico for a project of this type, and ensures that the resources that are required to execute it are available, in order to deliver the project on time and in accordance with specifications.”

The financing is secured by the collection rights of the contract. The proceeds from the financing will be used to pay the short term loan of US$80 million which has been used for the project start up, construction costs, interest payments, and transaction costs.

The La Yesca Hydroelectric Project was named the “Americas Power Deal of the Year (2007)” by Project Finance International magazine. It is located on the Santiago River, on the border of the states of Jalisco and Nayarit. The contract includes civil, electromechanical, and related works, procurement, engineering, fabrication, transportation, set up, testing, and putting into operation two turbine generating units with total capacity of 750MW. The turbogenerators are being supplied by Power Machines - Ztllmz, Electrozila Energomachexport. The project was awarded by the CFE in September 2007, and construction began the same month.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

PRESS RELEASE

The main dam is 205.5 m high and 627.8 m long at the crest and will be a rock-filled gravity dam, which will require a volume of 11.9 million m3 of fill material. When completed, the dam will be the highest concrete faced rock-fill dam in the world. The project also includes construction of diversion works; cofferdams; a spillway with six hydraulically operated radial gates; two 194 m long concrete and steel lined penstocks; an underground powerhouse; access roads; and other ancillary works. The project will create 5,000 jobs directly an equal number of indirect jobs, contributing significantly to the economic development of the region.

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Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

La Peninsular Compañía Constructora, S.A. de C.V., was founded in 1978, and will participate in the civil engineering portion of the project.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer